Filed Pursuant to Rule 433

Registration No. 333-281614

Dated August 17, 2026

Pricing Term Sheet

Evergy, Inc.

$600,000,000 6.40% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2057 (the “Notes”)

This pricing term sheet relates to an offering of the Notes by Evergy, Inc. (the “Issuer”) and should be read together with the preliminary prospectus supplement, dated August 17, 2026, relating to such offering (the “Preliminary Prospectus Supplement”), including the accompanying base prospectus, dated August 16, 2024, and the documents incorporated by reference therein. Terms used but not defined herein have the meanings ascribed to them in the Preliminary Prospectus Supplement.

Issuer:	Evergy, Inc.

Trade Date:	August 17, 2026

Settlement Date*:	August 24, 2026 (T+5)

Expected Ratings**:	Moody’s Investors Service, Inc.: Baa3 (stable) S&P Global Ratings: BBB- (stable)

Title of Securities:	6.40% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2057

Principal Amount:	$600,000,000

Maturity Date:	February 15, 2057

Price to Public:	100.000% of the principal amount

Interest Rate:

The Notes will bear interest (i) from and including August 24, 2026 to, but excluding, February 15, 2032 at the rate of 6.40% per annum and (ii) from and including February 15, 2032 (the “First Reset Date”) during each Reset Period at a rate per annum equal to the Five-year U.S. Treasury Rate as of the most recent Reset Interest Determination Date plus a spread of 2.022%, to be reset on each Reset Date; provided that the interest rate during any Reset Period will not reset below 6.40% per annum (which is the same interest rate as in effect during the Initial Fixed Period).

For additional information and the definitions of the terms First Reset Date, Reset Period, Five-year U.S. Treasury Rate, Reset Interest Determination Date, Reset Date and Initial Fixed Period, see “Description of the Notes—Maturity, Interest and Payment” in the Preliminary Prospectus Supplement.

Interest Payment Dates:	February 15 and August 15 of each year, beginning February 15, 2027 (subject to the Issuer’s right to defer interest payments as described under “Optional Interest Deferral” below)

Optional Interest Deferral:	So long as no event of default with respect to the Notes has occurred and is continuing, the Issuer may, at its option, defer interest payments on the Notes, from time to time, for one or more Optional Deferral Periods of up to 20 consecutive semi-annual Interest Payment Periods each, except that no such Optional Deferral Period may extend beyond the final maturity date of the Notes or end on a day other than the day immediately preceding an interest payment date. During any Optional Deferral Period, interest on the Notes will continue to accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes). In addition, during any Optional Deferral Period, interest on the deferred interest (“compound interest”) will accrue at the then-applicable interest rate on the Notes (as reset from time to time on any Reset Date occurring during such Optional Deferral Period in accordance with the terms of the Notes), compounded semi-annually, to the extent permitted by applicable law. No interest will be due or payable on the Notes during any such Optional Deferral Period unless the Issuer elects, at its option, to redeem the Notes during such Optional Deferral Period, in which case accrued and unpaid interest (including, to the extent permitted by law, any compound interest) to, but excluding, the redemption date will be due and payable on such redemption date only on the Notes being redeemed, or unless the principal of and interest on the Notes shall have been declared due and payable as the result of an event of default with respect to the Notes, in which case all accrued and unpaid interest (including, to the extent permitted by law, any compound interest) on the Notes shall become due and payable. The Issuer may elect, at its option, to extend the length of any Optional Deferral Period that is shorter than 20 consecutive semi-annual Interest Payment Periods (so long as the entire Optional Deferral Period does not exceed 20 consecutive semi-annual Interest Payment Periods or extend beyond the final maturity date of the Notes) and to shorten the length of any Optional Deferral Period. The Issuer cannot begin a new Optional Deferral Period until the Issuer has paid all accrued and unpaid interest on the Notes from any previous Optional Deferral Period.

For additional information and the definitions of the terms event of default, Optional Deferral Period and Interest Payment Period, see “Description of the Notes—Events of Default” and “Description of the Notes—Option to Defer Interest Payments” in the Preliminary Prospectus Supplement.

Optional Redemption Provisions:

Par Call:	The Issuer may at its option redeem some or all of the Notes, in whole or in part (i) on any day in the period commencing on the date falling 90 days prior to the First Reset Date and ending on and including the First Reset Date and (ii) after the First Reset Date, on any interest payment date, at a redemption price in cash equal to 100% of the principal amount of the Notes being redeemed plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the Notes to be redeemed to, but excluding, the redemption date.

Tax Event:	The Issuer may at its option redeem the Notes, in whole but not in part, at any time following the occurrence and during the continuance of a Tax Event at a redemption price in cash equal to 100% of the principal amount of the Notes plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the Notes to, but excluding, the redemption date.

Rating Agency Event:	The Issuer may at its option redeem the Notes, in whole but not in part, at any time following the occurrence and during the continuance of a Rating Agency Event at a redemption price in cash equal to 102% of the principal amount of the Notes plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the Notes to, but excluding, the redemption date.

For additional information and the definitions of the terms Tax Event and Rating Agency Event, see “Description of the Notes—Redemption” in the Preliminary Prospectus Supplement.

Tax Credit Event Call:	Upon the occurrence of a Tax Credit Event, the Issuer may redeem the Notes, in whole but not in part, at a redemption price in cash equal to 101% of the principal amount of the Notes to be redeemed plus, subject to the terms described in the first paragraph under “Description of the Notes—Redemption—Redemption Procedures; Cancellation of Redemption” in the Preliminary Prospectus Supplement, accrued and unpaid interest on the Notes to, but excluding, the redemption date (provided that the notice of such redemption may be issued no later than February 24, 2027).

CUSIP/ISIN:	30034W AG1/US30034WAG15

Joint Book-Running Managers:

BofA Securities, Inc.

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

MUFG Securities Americas Inc.

Wells Fargo Securities, LLC

Barclays Capital Inc.

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

TD Securities (USA) LLC

U.S. Bancorp Investments, Inc.

The Issuer has filed a registration statement (including a base prospectus) and the Preliminary Prospectus Supplement (including such base prospectus) with the SEC for the offering of the Notes to which this communication relates (File No. 333-281614). Before you invest, you should read the Preliminary Prospectus Supplement (including such base prospectus) and any other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from BofA Securities, Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, MUFG Securities Americas Inc. or Wells Fargo Securities, LLC by calling BofA Securities, Inc. toll-free at (800) 294-1322, Goldman Sachs & Co. LLC toll-free at (800) 471-2526, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, MUFG Securities Americas Inc. toll-free at (877) 649-6848 or Wells Fargo Securities, LLC toll-free at (800) 645-3751.

*

The Issuer expects to deliver the Notes against payment therefor on or about August 24, 2026, which will be the fifth business day following the date hereof (T+5). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in one business day, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to the first business day before delivery of the Notes will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

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